SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

MONOGRAM RESIDENTIAL TRUST, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

60979P 105

(CUSIP Number of Class of Securities)

Daniel J. Rosenberg

Senior Vice President, General Counsel and Secretary

Monogram Residential Trust, Inc.

5800 Granite Parkway, Suite 1000

Plano, Texas 75024

Telephone: (469) 250-5500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies of all communications, including communications sent to agent for service, should be sent to:

Gilbert G. Menna, Esq. Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 (212) 813-8800	Robert H. Bergdolt, Esq. DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 (919) 786-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$100,000,000	$11,620

*                                         Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $100,000,000 in value of common stock, par value $0.0001 per share, of Monogram Residential Trust, Inc.

**                                  The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2015, equals $116.20 per million dollars of the value of the transaction.

☒        Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,620	Filing Party	Monogram Residential Trust, Inc.

Form or Registration No:	005-88223	Date Filed	November 21, 2014

☐          Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐          third-party tender offer subject to Rule 14d-1.

☒        issuer tender offer subject to Rule 13e-4.

☐          going-private transaction subject to Rule 13e-3.

☐          amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO initially filed by Monogram Residential Trust, Inc., a Maryland corporation that has elected to be taxed as a real estate investment trust for U.S. federal income tax purposes (the “Company”), with the Securities and Exchange Commission (the “SEC”) on November 21, 2014 (as may be further supplemented or amended from time to time, the “Schedule TO”), which relates to the offer by the Company to purchase for cash up to $100,000,000 in value of its common stock, par value $0.0001 per share (the “Common Stock”), at a price specified by the tendering stockholders of not greater than $9.25 nor less than $8.50 per share of Common Stock, net to the seller in cash, less any applicable withholding taxes and without interest.

The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 21, 2014 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were previously filed with the Schedule TO (which together, as amended or supplemented from time to time, constitute the “Offer”). The Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

This Amendment No. 1 is being filed to amend and supplement certain provisions of the Schedule TO as set forth herein. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 1 by reference.

ITEM 5.                   PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The section of the Offer to Purchase entitled “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Common Stock—Stock-Based Compensation Plans; Other Interests” is hereby amended by deleting the section in its entirety and inserting in lieu thereof the following:

“Stock-Based Compensation Plans; Other Interests.  Except (1) as otherwise described or incorporated by reference in this Offer to Purchase, the Schedule TO or the Proxy Statement, (2) for the incentive compensation arrangements described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2014, June 30, 2014 and September 30, 2014, and our Current Reports on Form 8-K filed with the SEC on August 6, 2013, December 19, 2013, January 14, 2014 and May 8, 2014, all of which descriptions are incorporated herein by reference, (3) for our Second Amended and Restated Incentive Award Plan, which amends and restates our prior plan, the Amended and Restated 2006 Incentive Award Plan to, among other things, increase the number of our shares of Common Stock authorized for issuance under the plan, extend the term of the plan and make other administrative changes as described in our Current Report on Form 8-K filed with the SEC on December 16, 2014, which description is incorporated herein by reference and (4) for the Severance Agreements we entered into on December 15, 2014 with each of Mark T. Alfieri, Howard S. Garfield, Ross P. Odland, Daniel J. Rosenberg and Margaret M. Daly as described in our Current Report on Form 8-K filed with the SEC on December 16, 2014, which description is incorporated herein by reference, neither we nor, to the best of our knowledge, any of our affiliates, directors or executive officers, is a party to any agreement, arrangement, understanding or relationship, whether or not legally enforceable, with any other person, relating, directly or indirectly, to the Offer or with respect to any of our securities, including, but not limited to, any agreement, arrangement, understanding or relationship concerning the transfer or the voting of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.”

ITEM 6.                   PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 6 of the Schedule TO is hereby amended and supplemented by the information set forth below under Item 11, which information is incorporated by reference.

ITEM 11.            ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On December 16, 2014, the Company filed a Current Report on Form 8-K (the “Annual Meeting 8-K”) in connection with, among other things, the approval by the Company’s stockholders at the Company’s annual meeting held on December 15, 2014 of the Company’s Second Amended and Restated Incentive Award Plan and eight proposed amendments to the Company’s charter, as reflected in the Company’s Fifth Articles of Amendment and Restatement, which was filed with the Maryland Department of Assessments and Taxation on December 15, 2014. The Annual Meeting 8-K is hereby incorporated by reference into the Schedule TO and the Offer to Purchase.

ITEM 12.            EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits to the exhibit list:

(d)(4)

Severance Agreement by and between Monogram Residential Trust, Inc., Monogram Residential OP LP and Mark Alfieri, dated as of December 15, 2014 (included as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 16, 2014 and incorporated herein by reference).

(d)(5)

Severance Agreement by and between Monogram Residential Trust, Inc., Monogram Residential OP LP and Howard Garfield, dated as of December 15, 2014 (included as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on December 16, 2014 and incorporated herein by reference).

(d)(6)

Severance Agreement by and between Monogram Residential Trust, Inc., Monogram Residential OP LP and Ross Odland, dated as of December 15, 2014 (included as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on December 16, 2014 and incorporated herein by reference).

(d)(7)

Severance Agreement by and between Monogram Residential Trust, Inc., Monogram Residential OP LP and Daniel Rosenberg, dated as of December 15, 2014 (included as Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on December 16, 2014 and incorporated herein by reference).

(d)(8)

Severance Agreement by and between Monogram Residential Trust, Inc., Monogram Residential OP LP and Margaret Daly, dated as of December 15, 2014 (included as Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on December 16, 2014 and incorporated herein by reference).

(d)(9)

Monogram Residential Trust, Inc. Second Amended and Restated Incentive Award Plan (included as Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the SEC on December 16, 2014 and incorporated herein by reference).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MONOGRAM RESIDENTIAL TRUST, INC.

By:	/s/ DANIEL J. ROSENBERG
Name:	Daniel J. Rosenberg
Title:	Senior Vice President, General Counsel
and Secretary

Date: December 16, 2014

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase, dated November 21, 2014.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 21, 2014.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 21, 2014.

(a)(1)(F)*	Summary Advertisement, dated November 21, 2014.

(a)(5)(A)*	Press Release issued by Monogram Residential Trust, Inc. on November 21, 2014.

(a)(5)(B)

Investor Presentation, dated November 10, 2014 (previously furnished as Exhibit 99.5 to the Company’s Current Report on Form 8-K filed with the SEC on November 10, 2014 and incorporated herein by reference).

(a)(5)(C)

Supplemental Financial Information for the quarter ended September 30, 2014 (previously furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 10, 2014 and incorporated herein by reference).

(b)(1)

Credit Agreement by and among Monogram Residential OP LP (f/k/a Behringer Harvard Multifamily OP I LP) and Behringer Harvard Orange, LLC collectively as borrower and NorthMarq Capital, LLC as lender, dated March 26, 2010 (included as Exhibit 10.43 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2010 and incorporated herein by reference).

(d)(1)

Amended and Restated 2006 Incentive Award Plan (included as Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed with the SEC on December 18, 2013 and incorporated herein by reference).

(d)(2)

Third Amended and Restated Distribution Reinvestment Plan (included as Exhibit 4.4 to the Company’s Annual Report on Form 10-K filed with the SEC on March 29, 2012 and incorporated herein by reference).

(d)(3)	Third Amended and Restated Share Redemption Program (included as Exhibit 4.4 to the Company’s Annual Report on Form 10-K filed with the SEC on March 1, 2013 and incorporated herein by reference).

(d)(4)

Severance Agreement by and between Monogram Residential Trust, Inc., Monogram Residential OP LP and Mark Alfieri, dated as of December 15, 2014 (included as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 16, 2014 and incorporated herein by reference).

(d)(5)

Severance Agreement by and between Monogram Residential Trust, Inc., Monogram Residential OP LP and Howard Garfield, dated as of December 15, 2014 (included as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on December 16, 2014 and incorporated herein by reference).

(d)(6)

Severance Agreement by and between Monogram Residential Trust, Inc., Monogram Residential OP LP and Ross Odland, dated as of December 15, 2014 (included as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on December 16, 2014 and incorporated herein by reference).

(d)(7)

Severance Agreement by and between Monogram Residential Trust, Inc., Monogram Residential OP LP and Daniel Rosenberg, dated as of December 15, 2014 (included as Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on December 16, 2014 and incorporated herein by reference).

(d)(8)

Severance Agreement by and between Monogram Residential Trust, Inc., Monogram Residential OP LP and Margaret Daly, dated as of December 15, 2014 (included as Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on December 16, 2014 and incorporated herein by reference).

(d)(9)

Monogram Residential Trust, Inc. Second Amended and Restated Incentive Award Plan (included as Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the SEC on December 16, 2014 and incorporated herein by reference).

(g)	None.

(h)	None.

*                 Previously filed.